

June 24, 2024

Jeff Gutke
Chief Financial Officer
Montana Technologies Corp.
34361 Innovation Drive
Ronan, Montana

      Re: Montana Technologies Corp.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed June 6, 2024
         File No. 333-278633

Dear Jeff Gutke:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55

1. We note the revisions made in response to prior comment 4 and re-issue that comment in part. While we note your statement that you believe your existing cash and cash equivalents will be sufficient to fund operations for the next year from the date the financial statements were issued for the three months ended March 31, 2024, please also disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Executive and Director Compensation
Executive Compensation Arrangements, page 82

2. We note that Stephen Pang became your Chief Financial Officer on May 7, 2024. Please revise your executive compensation arrangements discussion to discuss your employment arrangements with Stephen Pang. Additionally, please ensure you file as exhibits any employment agreements with named executive officers.

Exhibits

3. We note that you revised the registration statement to now cover up to 54,872,735 shares of Class A common stock. Please file a revised legality opinion.

Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ryan Maierson